UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No. 33-95318
(Check One): ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K
☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR
For the Quarterly Period Ended May 31, 2008
OR
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
PORTOLA PACKAGING, INC.
(Full Name of Registrant)
N/A
(Former Name if Applicable)
951 Douglas Road
(Address of Principal Executive Offices (Street and Number))
Batavia, Illinois 60510
(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
As announced on June 27, 2008, Portola Packaging, Inc. (the “Company”) in its Form 8-K filing, determined that its previously issued financial statements for the fiscal year ended August 31, 2007 (including possible restatement of the quarterly interim periods within that year) and its quarterly financial statements for the quarters ended November 30, 2007 and February 29, 2008, should no longer be relied upon as a result of accounting irregularities discovered at the Company’s China subsidiaries, Portola (Asia Pacific) Holding Limited and Shanghai Portola Packaging Company Limited. These irregularities primarily consisted of errors in the accounts receivable, accounts payable, inventory and cost of sales accounts and totaled up to approximately $2.5 million net of taxes over the periods set forth above, which may result in a decrease of approximately $2.5 million, in total, in the net income reported by the Company in the quarters listed above. The Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended May 31, 2008 (the “Third Quarter”) until it has completed the investigation of the accounting irregularities at its China subsidiaries and the restatement process, if necessary, which could impact the financial statements for the Third Quarter. The Company currently expects to file the restatements, if necessary, as soon as possible following completion of the investigation, and expects to file its Quarterly Report on Form 10-Q for the Third Quarter of fiscal 2008 at that time or shortly thereafter. On July 7, 2008 the Company filed a Form 8-K stating that it had received a Notice of Default under its $60.0 million revolving credit agreement with General Electric Capital Corporation. The Notice was sent in response to the Form 8-K filed by the Company on June 27, 2008 discussed above.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

John LaBahn	630	406-8440
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes ☒      No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒      No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On July 15, 2008, the Company issued a press release reporting preliminary financial results for the Third Quarter of fiscal 2008, and furnished results to the Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K. Those preliminary results showed revenue of $75.1 million, operating income of $2.0 million and net loss of $3.4 million. For the corresponding year-ago period the Company’s previously announced results (which may be restated) showed revenue of $68.7 million, operating income of $3.8 million and net loss of $1.3 million. The Company currently expects the accounting irregularities will result in an increase of approximately $2.5 million, in total, in net loss reported by the Company in the six quarters that are being investigated. The investigation is continuing. The Company has approved the retention of an outside consultant to assist in the investigation and does not currently know when it will be completed.

Results of Operations for Portola Packaging, Inc.
Three months ended May 31, 2008 compared to the three months ended May 31, 2007
Sales increased $6.4 million to $75.1 million for the third quarter of fiscal 2008 compared to $68.7 million for the third quarter of fiscal 2007. The increase in sales is due primarily to higher volume for closures, bottles and cosmetic closures and an increase in the average selling price due to passing higher resin costs to customers.
Gross profits decreased $1.1 million to $9.7 million for the third quarter of fiscal 2008 compared to $10.8 million for the third quarter of fiscal 2007. The decrease is due to higher raw material, primarily resin, freight, utility and labor costs.
For the three months ended May 31, 2008, direct materials, labor and overhead costs represented 52.5%, 14.6% and 21.1% of sales, respectively, compared to 47.0%, 15.7% and 21.7%, respectively, for the three months ended May 31, 2007. Direct material costs increased by $7.2 million for the three months ended May 31, 2008 compared to the three months ended May 31, 2007 due primarily to an increase in resin costs of $5.4 million of which $0.4 million were not yet passed onto customers.
Selling, general and administrative expenses increased $0.6 million to $6.3 million for the third quarter of fiscal 2008 compared to $5.7 million for the third quarter of fiscal 2007. This increase is due primarily to higher employee costs, commission, royalties, consulting, audit, legal and bad debt expenses.
Restructuring charges increased to $0.4 million for the third quarter of fiscal 2008 compared to $0.1 million for the third quarter of fiscal 2007. Restructuring charges for the third quarter of fiscal 2008 relate primarily to the Company’s Corporate division and US Closure plants. These restructuring charges related to the elimination of certain personnel in the Corporate division and US Closure plants and these costs relate primarily to employee severance.
Reflecting the effect of the factors summarized above, income from operations decreased $1.8 million to $2.0 million for the third quarter of fiscal 2008 compared to income from operations of $3.8 million for the third quarter of fiscal 2007. The income from operations as a percentage of sales was 2.7% in the third quarter of fiscal 2008 compared to 5.5% in the same period of fiscal 2007.
Interest expense increased $0.3 million to $4.8 million for the third quarter of fiscal 2008 compared to $4.5 million for the third quarter of fiscal 2007. The increase is due to a higher outstanding balance on our senior secured credit facility and interest on our new $15.0 million Term Loan entered into in April of fiscal 2008.
Net loss was $3.4 million for the third quarter of fiscal 2008 compared to a net loss of $1.3 million for the third quarter of fiscal 2007. This increase in net loss was due primarily to a decrease in gross profit and an increase in selling, general and administrative and restructuring expense during the third quarter of fiscal 2008.
The announced financial results for the Third Quarter of fiscal 2008, as well as the previously announced financial results for the first two quarters of fiscal 2008 and for the fiscal year ended August 31, 2007 and the quarterly interim periods within fiscal year 2007, should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments that are identified prior to the time the Company completes the restatements and finalizes the financial statements for those periods. The adjustments to net income are currently estimated to total approximately $2.5 million over the six quarters subject to completion of our investigation.
There are many risk factors that may cause the actual results of the Company’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things, the risk that additional information may arise during the Company’s completion of its work on the investigation and restatements, the Company’s independent registered public accounting firm’s review of the investigation and completion of its audit work and the Company’s Audit Committee’s final review of the investigation and the restated financial statements, or results of other subsequent events as well as the Company’s ability to successfully remediate identified internal control deficiencies.

Portola Packaging, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 15, 2008	By	/s/ John LaBahn

John LaBahn Senior Vice President & Chief Financial Officer